Filed Pursuant to Rule 433
Registration Statement Nos. 333-159493,
333-159493-01, 333-159493-02,
333-159493-03, 333-159493-04,
333-159493-05, 333-159493-06

FINAL TERM SHEET

VIRGIN MEDIA FINANCE PLC

U.S.$750,000,000 of 9.50% Senior Notes due 2016

€180,000,000 of 9.50% Senior Notes due 2016

Issuer:	Virgin Media Finance PLC

Guarantors:	Virgin Media Inc. Virgin Media Group LLC Virgin Media Holdings Inc. Virgin Media (UK) Group, Inc. Virgin Media Communications Limited Virgin Media Investment Holdings Limited

Security description:	Senior Notes

Distribution:	SEC registered

Dollar Notes:
Aggregate principal amount:	$750,000,000
Gross proceeds:	$716,805,000
Net proceeds (before expenses):	$701,931,296

Maturity:	August 15, 2016

Coupon:	9.500%
Offering price:	95.574%

Yield to maturity:	10.375%
Spread to Benchmark Treasury:	+721 bps
Benchmark Treasury:	UST 3.25% due May 31, 2016
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2010

Redemption Provisions:
First call date:	August 15, 2013

Make-whole call	Before the first call date at a discount rate of Treasury plus 50 basis points

Redemption prices:	Commencing August 15, 2013: 104.750% Commencing August 15, 2014: 102.375% Commencing August 15, 2015 and thereafter: 100.000%

Redemption with proceeds of equity offering:	Prior to August 15, 2012, up to 40% may be redeemed at 109.500%

Dollar CUSIP:	92769VAA7
Dollar ISIN:	US92769VAA70
Dollar Denominations:	$US100,000 minimum; $1,000 increments

Euro Notes:
Aggregate principal amount:	€180,000,000
Gross proceeds:	€172,033,200
Net proceeds (before expenses):	€168,463,511

Maturity:	August 15, 2016

Coupon:	9.500%
Offering price:	95.574%

Yield to maturity:	10.375%
Spread to Benchmark:	+712.6 bps
Benchmark:	DBR 4.00% due July 4, 2016
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2010

Redemption Provisions:
First call date:	August 15, 2013

Make-whole call	Before the first call date at a discount rate of DBR plus 50 basis points

Redemption prices:	Commencing August 15, 2013: 104.750% Commencing August 15, 2014: 102.375% Commencing August 15, 2015 and thereafter: 100.000%

Redemption with proceeds of equity offering:	Prior to August 15, 2012, up to 40% may be redeemed at 109.500%

Euro ISIN:	XS0432072295
Euro Common Code:	043207229
Euro Denominations:	€50,000 minimum; €1,000 increments

Trade date:	May 29, 2009
Settlement:	T+3; June 3, 2009
Ratings:	B2/B-
Bookrunners:	J.P. Morgan Deutsche Bank Goldman, Sachs & Co. RBS BNP Paribas HSBC CALYON

Co-Managers:	Fortis Securities LLC Lloyds TSB Corporate Markets Barclays Capital UBS Investment Bank

Use of Proceeds:

The company estimates that the net proceeds of this offering will be approximately £588.8 million, utilizing the exchange rates at May 22, 2009 of $1.5892 per £1.00 and €1.1347 per £1.00, after deducting the underwriters’ discount and estimated offering expenses. Under the terms of the senior credit facility, the company is obligated to use the net proceeds of this offering to prepay a portion of the outstanding Tranches A-A3 and Tranches B1-B6 under the senior credit facility. Specifically, the company intends to prepay approximately £152.7 million of Tranches A and A1 that is currently scheduled for payment in March and September 2010, approximately £361.8 million of Tranches A2 and A3 that is currently scheduled for payment in March and September 2010, and approximately £88.1 million of Tranches B1-B6 that is currently scheduled for repayment in September 2012.  If the company makes these prepayments, certain amendments to its senior credit facilities will become effective. Those amendments include deferring the remaining principal repayments under Tranches A2 and A3 to June 2012. As revised for the anticipated prepayments and the effects of the amendments, the company’s amortization schedule under its senior credit facilities will be as follows: September 2010 - £99.0 million, March 2011 - £288.4 million, June 2012 - £917.8 million, September 2012 - £1,979.1 million, March 2013 - £300 million. The interest margin on Tranches A2 and A3 will increase by 1.375% upon the effectiveness of the amendments. A paydown notice is expected to be issued to our senior lenders once the sale of the senior notes has closed, with the paydown expected to be made on or around June 9, 2009.

Lock-up:

Virgin Media will not offer to sell any of its debt securities (other than the notes) for a period of (i) 30 days after the trade date without the prior consent of at least two of J.P. Morgan, Deutsche Bank, Goldman, Sachs & Co. and The Royal Bank of Scotland plc or (ii) 15 days after the date of the trade date without the prior consent of each of J.P. Morgan, Deutsche Bank, Goldman, Sachs & Co. and The Royal Bank of Scotland plc, in each case which consent shall not be unreasonably withheld.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994 or toll free at 1-800-245-8812.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

United Kingdom: Stabilisation/FSA.